

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 26, 2017

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K Furnished February 8, 2017**
> **File No. 000-14948**

We have reviewed your April 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2017 letter.

Form 8-K Furnished February 8, 2017

1. Please refer to our prior comment 4. In light of the guidance in Item 100(b) of Regulation G and the Commission's views articulated in Accounting Series Release No. 142, we continue to believe this measure should be removed from your earnings call discussion and the accompanying slide presentation included on your website.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3499 with any other questions

                                              Sincerely,

                                              /s/ Kathleen Collins

                                              Kathleen Collins
                                              Accounting Branch Chief
                                              Office of Information Technologies
                                              and Services